UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35373

Fiesta Restaurant Group, Inc.
(Exact name of registrant as specified in its charter)

14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254
(972) 702-9300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*
Explanatory Note: Effective as of October 30, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 6, 2023, by and among Fiesta Restaurant Group, Inc., a Delaware corporation (the “Company”), Fiesta Holdings, LLC, a Delaware limited liability company (“Parent”), and Fiesta Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), among other things, (i) Merger Sub was merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent, and (ii) at the effective time of the Merger (the “Effective Time”), (1) each share of common stock, par value $0.01 per share, of the Company (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company, any of the Company’s subsidiaries, Parent, any of Parent’s subsidiaries (including Merger Sub’s subsidiaries), or by stockholders who have properly exercised and perfected appraisal rights under Delaware law) was automatically cancelled and converted into the right to receive $8.50 per share in cash, without interest (the “Merger Consideration”), (2) each restricted stock award with respect to Common Stock issued and outstanding immediately prior to the Effective Time, (i) was deemed to be fully vested and the restrictions with respect thereto lapsed, and (ii) was treated in the Merger in the same manner as the other shares of Common Stock, and (3) each award of restricted stock units pursuant to which the recipient had a right to receive shares of Common Stock (“Company Restricted Stock Unit Award”) that were issued and outstanding immediately prior to the Effective Time, (i) was canceled and extinguished as of the Effective Time and (ii) was converted into the right to receive an amount, in cash, equal to the product of (A) the number of shares of Common Stock subject to such Company Restricted Stock Unit Award (with such number of shares for a Company Restricted Stock Unit Award subject to performance-based vesting determined at the target level of performance) multiplied by (B) the Merger Consideration. This Form 15 is intended to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d), respectively, with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fiesta Restaurant Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2023

FIESTA RESTAUANT GROUP, INC.

	By:	/s/ Dirk Montgomery
	Name:	Dirk Montgomery
	Title:	President and Chief Executive Officer

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